UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Datadog, Inc.

(Name of Issuer)

Class A Common Stock, $0.00001 par value

(Title of Class of Securities)

23804L103

(CUSIP Number)

December 31, 2019

Date of Event Which Requires Filing of the Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23804L103	SC 13G

1.	Name of Reporting Person OpenView Management, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 33,922,301 (1)(2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 33,922,301 (1)(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 33,922,301 (1)(2)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 55.1% (2)(3)(4)
12.	Type of Reporting Person OO

(1)

Represents 32,646,624 shares of Class B Common Stock held directly by OpenView Venture Partners III, L.P. and (ii) 1,275,677 shares of Class B Common Stock held directly by OpenView Affiliates Fund III, L.P.

(2)

Each share of Class A Common Stock is entitled to one vote, and each share of Class B Common Stock is entitled to ten votes. Each share of Class B Common Stock is convertible, at any time at the option of the holder, into one (1) share of Class A Common Stock. In addition, each share of Class B Common Stock will convert automatically into one (1) share of Class A Common Stock upon the earlier of (i) any transfer, whether or not for value, except for certain “Permitted Transfers” as defined in the Issuer’s amended and restated certificate of incorporation, and (ii) the tenth anniversary of the Issuer’s initial public offering of its Class A Common Stock.

(3)

The percent of class was calculated based on (i) 27,600,000 shares of Class A Common Stock and (ii) 268,230,402 shares of Class B common stock outstanding as of November 6, 2019, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2019, as filed with the Securities and Exchange Commission on November 13, 2019.

(4)

Based on the aggregate number of shares of Class A Common Stock beneficially owned by the reporting person and the aggregate number of shares of Class B Common Stock beneficially owned by the reporting person, which with respect to the Class B Common Stock, pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, is treated as converted into Class A Common Stock only for purposes of computing the percentage ownership of the reporting person. In accordance with Rule 13d-3, the percentage reported does not reflect the ten for one voting power of the Class B Common Stock because the Class B Common Stock is not a registered class of voting equity securities under the Securities Exchange Act of 1934, as amended. The 33,922,301 shares of Class B Common Stock collectively held by OpenView Venture Partners III, L.P. and OpenView Affiliates Fund III, L.P., represents 12.5% of the aggregate combined voting power of the Class A Common Stock and Class B Common Stock.

1.	Name of Reporting Person OpenView General Partner III, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 33,922,301 (1)(2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 33,922,301 (1)(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 33,922,301 (1)(2)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 55.1% (2)(3)(4)
12.	Type of Reporting Person PN

(1)

Represents (i) 32,646,624 shares of Class B Common Stock held directly by OpenView Venture Partners III, L.P. and (ii) 1,275,677 shares of Class B Common Stock held directly by OpenView Affiliates Fund III, L.P.

(2)

Each share of Class A Common Stock is entitled to one vote, and each share of Class B Common Stock is entitled to ten votes. Each share of Class B Common Stock is convertible, at any time at the option of the holder, into one (1) share of Class A Common Stock. In addition, each share of Class B Common Stock will convert automatically into one (1) share of Class A Common Stock upon the earlier of (i) any transfer, whether or not for value, except for certain “Permitted Transfers” as defined in the Issuer’s amended and restated certificate of incorporation, and (ii) the tenth anniversary of the Issuer’s initial public offering of its Class A Common Stock.

(3)

The percent of class was calculated based on (i) 27,600,000 shares of Class A Common Stock and (ii) 268,230,402 shares of Class B common stock outstanding as of November 6, 2019, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2019, as filed with the Securities and Exchange Commission on November 13, 2019.

(4)

Based on the aggregate number of shares of Class A Common Stock beneficially owned by the reporting person and the aggregate number of shares of Class B Common Stock beneficially owned by the reporting person, which with respect to the Class B Common Stock, pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, is treated as converted into Class A Common Stock only for purposes of computing the percentage ownership of the reporting person. In accordance with Rule 13d-3, the percentage reported does not reflect the ten for one voting power of the Class B Common Stock because the Class B Common Stock is not a registered class of voting equity securities under the Securities Exchange Act of 1934, as amended. The 33,922,301 shares of Class B Common Stock collectively held by OpenView Venture Partners III, L.P. and OpenView Affiliates Fund III, L.P., represents 12.5% of the aggregate combined voting power of the Class A Common Stock and Class B Common Stock.

1.	Name of Reporting Person OpenView Venture Partners III, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 32,646,624 (1)(2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 32,646,624 (1)(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 32,646,624 (1)(2)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 54.2%(2)(3)(4)
12.	Type of Reporting Person PN

(1)	Represents 32,646,624 shares of Class B Common Stock held directly by OpenView Venture Partners III, L.P.
(2)

Each share of Class A Common Stock is entitled to one vote, and each share of Class B Common Stock is entitled to ten votes. Each share of Class B Common Stock is convertible, at any time at the option of the holder, into one (1) share of Class A Common Stock. In addition, each share of Class B Common Stock will convert automatically into one (1) share of Class A Common Stock upon the earlier of (i) any transfer, whether or not for value, except for certain “Permitted Transfers” as defined in the Issuer’s amended and restated certificate of incorporation, and (ii) the tenth anniversary of the Issuer’s initial public offering of its Class A Common Stock.

(3)

The percent of class was calculated based on (i) 27,600,000 shares of Class A Common Stock and (ii) 268,230,402 shares of Class B common stock outstanding as of November 6, 2019, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2019, as filed with the Securities and Exchange Commission on November 13, 2019.

(4)

Based on the aggregate number of shares of Class A Common Stock beneficially owned by the reporting person and the aggregate number of shares of Class B Common Stock beneficially owned by the reporting person, which with respect to the Class B Common Stock, pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, is treated as converted into Class A Common Stock only for purposes of computing the percentage ownership of the reporting person. In accordance with Rule 13d-3, the percentage reported does not reflect the ten for one voting power of the Class B Common Stock because the Class B Common Stock is not a registered class of voting equity securities under the Securities Exchange Act of 1934, as amended. The 32,646,624 shares of Class B Common Stock held by OpenView Venture Partners III, L.P. represents 12.05% of the aggregate combined voting power of the Class A Common Stock and Class B Common Stock.

1.	Name of Reporting Person OpenView Affiliates Fund III, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,275,677 (1)(2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,275,677 (1)(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,275,677 (1)(2)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 4.4%(2)(3)(4)
12.	Type of Reporting Person PN

(1)	Represents 1,275,677 shares of Class B Common Stock held directly by OpenView Affiliates Fund III, L.P.
(2)

Each share of Class A Common Stock is entitled to one vote, and each share of Class B Common Stock is entitled to ten votes. Each share of Class B Common Stock is convertible, at any time at the option of the holder, into one (1) share of Class A Common Stock. In addition, each share of Class B Common Stock will convert automatically into one (1) share of Class A Common Stock upon the earlier of (i) any transfer, whether or not for value, except for certain “Permitted Transfers” as defined in the Issuer’s amended and restated certificate of incorporation, and (ii) the tenth anniversary of the Issuer’s initial public offering of its Class A Common Stock.

(3)

The percent of class was calculated based on (i) 27,600,000 shares of Class A Common Stock and (ii) 268,230,402 shares of Class B common stock outstanding as of November 6, 2019, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2019, as filed with the Securities and Exchange Commission on November 13, 2019.

(4)

Based on the aggregate number of shares of Class A Common Stock beneficially owned by the reporting person and the aggregate number of shares of Class B Common Stock beneficially owned by the reporting person, which with respect to the Class B Common Stock, pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, is treated as converted into Class A Common Stock only for purposes of computing the percentage ownership of the reporting person. In accordance with Rule 13d-3, the percentage reported does not reflect the ten for one voting power of the Class B Common Stock because the Class B Common Stock is not a registered class of voting equity securities under the Securities Exchange Act of 1934, as amended. The 1,275,677 shares of Class B Common Stock held by OpenView Affiliates Fund III, L.P., represents 0.47% of the aggregate combined voting power of the Class A Common Stock and Class B Common Stock.

Item 1(a)	Name of Issuer

Datadog, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices

620 Eighth Avenue

45th Floor

New York, NY 10018

Item 2	Filing Persons

(a) – (c) Name of Persons Filing; Address; Citizenship:

(i) OpenView Management, LLC, a Delaware Limited Liability Company (“OVM LLC”)

(ii) OpenView General Partner III, L.P. a Delaware Limited Partnership (“OGP III LP”)

(iii) OpenView Venture Partners III, L.P. a Delaware Limited Partnership (“OV III LP”)

(iv) OpenView Affiliates Fund III, L.P., a Delaware Limited Partnership (“OAF III LP”)

OVM LLC and the Funds are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

[The address for each of the Reporting Persons is 303 Congress Street, 7th Floor, Boston, MA 02210.]

Item 2(d)	Title of Class of Securities

Class A Common Stock, $0.00001 par value per share (“Class A Common Stock”)

Item 2(e)	CUSIP Number

23804L103

Item 3	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4	Ownership

(a) and (b) Amount beneficially owned:

(i) OVM LLC may be deemed to beneficially own 33,922,301 shares of Class B Common stock consisting of 32,646,624 shares of Class B Common Stock owned by OV III LP and 1,275,677 shares of Class B Common Stock owned by OAF III LP, which in the aggregate represents approximately 55.1% of the outstanding Class A Common Stock. Based on the aggregate number of shares of Class A Common Stock beneficially owned by the reporting person and the aggregate number of shares of Class B Common Stock beneficially owned by the reporting person, which with respect to the Class B Common Stock, pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, is treated as converted into Class A Common Stock only for purposes of computing the percentage ownership of the reporting person. In accordance with Rule 13d-3, the percentage reported does not reflect the ten for one voting power of the Class B Common Stock because the Class B Common Stock is not a registered class of voting equity securities under the Securities Exchange Act of 1934, as amended. The 33,922,301 shares of Class B Common Stock collectively held by OV III LP and OAF III LP represents 12.5% of the aggregate combined voting power of the Class A Common Stock and Class B Common Stock.

(ii) OGP III LP may be deemed to beneficially own 33,922,301 shares of Class B Common stock consisting of 32,646,624 shares of Class B Common Stock owned by OV III LP and 1,275,677 shares of Class B Common Stock owned by OAF III LP, which in the aggregate represents approximately 55.1% of the outstanding Class A Common Stock. Based on the aggregate number of shares of Class A Common Stock beneficially owned by the reporting person and the aggregate number of shares of Class B Common Stock beneficially owned by the reporting person, which with respect to the Class B Common Stock, pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, is treated as converted into Class A Common Stock only for purposes of computing the percentage ownership of the reporting person. In accordance with Rule 13d-3, the percentage reported does not reflect the ten for one voting power of the Class B Common Stock because the Class B Common Stock is not a registered class of voting equity securities under the Securities Exchange Act of 1934, as amended. The 33,922,301 shares of Class B Common Stock collectively held by OV III LP and OAF III LP represents 12.5% of the aggregate combined voting power of the Class A Common Stock and Class B Common Stock.

(iii) OV III LP directly owns 32,646,624 shares of Class B Common Stock, which represents approximately 54.2% of the outstanding Class A Common Stock. Based on the aggregate number of shares of Class A Common Stock beneficially owned by the reporting person and the aggregate number of shares of Class B Common Stock beneficially owned by the reporting person, which with respect to the Class B Common Stock, pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, is treated as converted into Class A Common Stock only for purposes of computing the percentage ownership of the reporting person. In accordance with Rule 13d-3, the percentage reported does not reflect the ten for one voting power of the Class B Common Stock because the Class B Common Stock is not a registered class of voting equity securities under the Securities Exchange Act of 1934, as amended. The 32,646,624 shares of Class B Common Stock held by OV III LP represent 12.0% of the aggregate combined voting power of the Class A Common Stock and Class B Common Stock.

(iv) OAF III LP directly owns 1,275,677 shares of Class B Common Stock, which represents approximately 4.4% of the outstanding Class A Common Stock. Based on the aggregate number of shares of Class A Common Stock beneficially owned by the reporting person and the aggregate number of shares of Class B Common Stock beneficially owned by the reporting person, which with respect to the Class B Common Stock, pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, is treated as converted into Class A Common Stock only for purposes of computing the percentage ownership of the reporting person. In accordance with Rule 13d-3, the percentage reported does not reflect the ten for one voting power of the Class B Common Stock because the Class B Common Stock is not a registered class of voting equity securities under the Securities Exchange Act of 1934, as amended. The 1,275,667 shares of Class B Common Stock held by OAF III LP represent 0.47% of the aggregate combined voting power of the Class A Common Stock and Class B Common Stock.

The percent of class and voting power were calculated based on (i) 27,600,000 shares of Class A Common Stock and (ii) 268,230,402 shares of Class B common stock outstanding as of November 6, 2019, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2019, as filed with the Securities and Exchange Commission on November 13, 2019.

(c)	Number of shares as to which such person has:

	Number of Class A Common Stock
Reporting Person	(i)	(ii)	(iii)	(iv)
OVM LLC		33,922,301		33,922,301
OGP III LP		33,922,301		33,922,301
OV III LP		32,646,624		32,646,624
OAF III LP		1,275,677		1,275,677

(i)	Sole power to vote or direct the vote

(ii)	Shared power to vote or to direct the vote

(iii)	Sole power to dispose or to direct the disposition of

(iv)	Shared power to dispose or to direct the disposition of

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8	Identification and Classification of Members of the Group

Not applicable.

Item 9	Notice of Dissolution of Group

Not applicable.

Item 10	Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: February 14, 2020

OPENVIEW MANAGEMENT, LLC

/s/ Rufus C. King
Rufus C. King, Attorney-in-Fact

OPENVIEW GENERAL PARTNER III, L.P.

By: OpenView Management, LLC, general partner

/s/ Rufus C. King
Rufus C. King, Attorney-in-Fact

OPENVIEW AFFILIATES FUND III, L.P.

By: OpenView General Partner III, L.P., general partner
By: OpenView Management, LLC, general partner

/s/ Rufus C. King
Rufus C. King, Attorney-in-Fact

OPENVIEW VENTURE PARTNERS III, L.P.

By: OpenView General Partner III, L.P., general partner
By: OpenView Management, LLC, general partner

/s/ Rufus C. King
Rufus C. King, Attorney-in-Fact

CUSIP No. 23804L103

EXHIBIT A

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of the shares of Common Stock of Datadog, Inc.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

EXECUTED as of this 14th day of February, 2020.

OPENVIEW MANAGEMENT, LLC

/s/ Rufus C. King
Rufus C. King, Attorney-in-Fact

OPENVIEW GENERAL PARTNER III, L.P.

By: OpenView Management, LLC, general partner

/s/ Rufus C. King
Rufus C. King, Attorney-in-Fact

OPENVIEW AFFILIATES FUND III, L.P.

By: OpenView General Partner III, L.P., general partner
By: OpenView Management, LLC, general partner

/s/ Rufus C. King
Rufus C. King, Attorney-in-Fact

OPENVIEW VENTURE PARTNERS III, L.P.

By: OpenView General Partner III, L.P., general partner
By: OpenView Management, LLC, general partner

/s/ Rufus C. King
Rufus C. King, Attorney-in-Fact